Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Meta Platforms Inc

Name of person relying on exemption: As You Sow®, Presbyterian Life & Witness, Presbyterian Church (U.S.A), A Corporation, Portico Benefit Services, and Adrian Dominican Sisters

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530, 100 Witherspoon St; Louisville, KY 40202

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Meta Platforms Inc (META)
Vote Yes: Item #9 - Shareholder Proposal Regarding Report on Climate Change-Related Commitments

Annual Meeting: May 27, 2026

CONTACT: Kelly Poole | kpoole@asyousow.org

THE RESOLUTION

Shareholders request that Meta issue a report explaining how it will meet the climate change-related commitments it has made on greenhouse gas (GHG) emissions, given the massively growing energy demand from artificial intelligence (AI) and data centers that Meta is planning to build.

SUMMARY

Meta is rapidly accelerating its development of new data centers to maintain a competitive edge in the AI arms race, planning to spend up to $135 billion on AI in 2026 alone.1 The scale and pace of Meta and other technology companies’ data center expansions are placing significant strain on utilities and the broader power grid. Some of the data center campuses currently under construction are of record-breaking size. Meta’s “Hyperion” data center campus in Louisiana could use up to 5 GW of electricity at any given time - roughly the equivalent amount of power used by 4.2 million homes.2

In response to the growing energy demands of Meta and its peers, power utilities are building new methane gas plants and delaying the retirement of coal plants.3 In 2025, the U.S. nearly tripled its gas-fired capacity in development.4 If realized, this buildout would increase the U.S. gas-fired power capacity by 50%,5 delaying the decarbonization of the U.S. power grid and disrupting company climate commitments.

As data center impacts on local communities become more pronounced, public opposition is intensifying and regulators are introducing stronger requirements to address siting, environmental, and infrastructure concerns. These trends can pose material business risks for unresponsive technology companies and their investors.

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1 https://www.nytimes.com/2026/01/28/technology/meta-earnings-ai-spending.html

2 https://spectrum.ieee.org/5gw-data-center

3 https://www.bloomberg.com/news/articles/2026-03-27/meta-funds-seven-entergy-gas-plants-to-power-biggest-data-center; https://environmentamerica.org/resources/fossil-fuel-power-plants-are-staying-online-longer/; https://globalenergymonitor.org/report/betting-big-on-data-centers-u-s-now-leads-world-for-new-gas-power-development/

4 https://globalenergymonitor.org/report/betting-big-on-data-centers-u-s-now-leads-world-for-new-gas-power-development/

5 https://globalenergymonitor.org/report/betting-big-on-data-centers-u-s-now-leads-world-for-new-gas-power-development/

2026 Proxy Memo Meta Platforms Inc| Disclose Climate Transition Plan for Data Centers

Historically, Meta has been a leader in corporate clean energy procurement, but its rush to develop data centers is now directly tied to new fossil fuel infrastructure. The climate implications are already visible. As Meta’s data center energy use increases, its total emissions from electricity use (Scope 2, location-based) have also increased – nearly 150% between 2019 and 2024.6 This has put its existing climate commitments into question, raising concerns about how its data center expansion can be achieved sustainably.

Fortunately, there is a growing suite of solutions to fully power data centers without fossil fuels, allowing companies to expand data centers without sacrificing progress on climate commitments. Meta’s peers are employing these solutions, demonstrating that data centers can be a catalyst for the clean energy transition rather than a barrier. To this end, investors request that Meta disclose how it will reach its climate commitments given its growing energy demand for its AI data centers.

RATIONALE FOR A YES VOTE

1.	Meta Faces Climate-Related Risks from Energy Use at Its Data Centers.
2.	Meta’s Disclosures Do Not Address How Meta Will Reach Its Climate Commitments.
3.	Meta Can Power Its Data Center Operations through Clean Energy.

DISCUSSION

1.	Meta Faces Climate-Related Risks from Energy Use at Its Data Centers.

Meta is relying heavily on new fossil fuel infrastructure to meet its energy demands. Not only are power utilities building new gas plants to meet its data center energy demand,7 but in certain cases, Meta is building its own on-site methane gas plants to bypass long wait times to connect to the grid.8 Additionally, Meta’s data centers are dependent on extensive back-up diesel-powered generators, which cause GHG, particulate, and sound pollution.9 These trends pose the following risks for Meta.

Community opposition is slowing data center development: Last year across the AI industry, 25 major data center developments were cancelled due to community pushback, and nearly 100 more are facing active pushback.10 Meta’s data centers are included in this trend. In Texas, the El Paso City Council is intervening in a regulatory proceeding for the approval of new gas plants to power Meta’s data center.11 One community organizer states: “. . . we were told that Meta is going green and would rely on renewable energy. When we looked at the contracts ourselves, we realized that was an illusion.”12 Similarly, in Louisiana, there is significant community upset against Meta’s record-breaking “Hyperion” data center, which will require power from seven new gas plants.13 Unaddressed community concerns, especially with regard to fossil-fuel based power plants, can result in project withdrawals or delays that increase timelines – which, in turn, may reduce Meta’s speed to market.

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6 Calculated using Scope 2, location-based emissions: https://sustainability.atmeta.com/wp-content/uploads/2024/08/Meta-2024-Sustainability-Report.pdf, Appendix C; https://sustainability.atmeta.com/wp-content/uploads/2025/10/Meta_2025-Environmental-Data-Index.pdf, Appendix B

7 https://www.bloomberg.com/news/articles/2026-03-27/meta-funds-seven-entergy-gas-plants-to-power-biggest-data-center

8 https://www.datacenterdynamics.com/en/news/meta-to-deploy-366mw-of-modular-gas-units-to-power-1gw-data-center-in-el-paso-texas/

9 https://www.latitudemedia.com/news/the-data-center-boom-is-a-diesel-generator-boom/

10 https://heatmap.news/politics/data-center-cancellations-2025

11 https://insideclimatenews.org/news/21012026/meta-data-center-in-sunny-el-paso-will-rely-on-natural-gas/

12 https://insideclimatenews.org/news/21012026/meta-data-center-in-sunny-el-paso-will-rely-on-natural-gas/

13 https://www.wwno.org/coastal-desk/2026-04-21/advocates-cite-lack-of-transparency-rising-costs-as-regulators-fast-track-second-meta-data-center

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2026 Proxy Memo Meta Platforms Inc| Disclose Climate Transition Plan for Data Centers

Regulatory pushback is requiring commitments from data centers and raising concern about Meta’s license to operate: In response to community concerns around environmental and affordability impacts from data centers, policymakers are implementing large-load tariffs that require greater financial accountability from data center customers, particularly if electricity demand is reduced after infrastructure has already been built. As of late 2025, 65 such tariffs have been proposed or approved across 30 states, including states where Meta is operating or developing data centers.14

Many policymakers are responding with stricter oversight, including proposed moratoriums on new data centers. Policymakers at the city, county, or state level across 18 states have passed or introduced moratoriums.15 For example, in Indiana where Meta has just broken ground on a $10 billion data center, six counties have enacted moratoriums on new data centers to evaluate grid and environmental impacts.16 Federal lawmakers have proposed a federal moratorium on new data centers to properly assess grid, environmental, and community impacts.17 The regulatory response to data centers is expected to continue, playing a central role in the 2026 midterm elections.18

Investors seek confirmation that Meta is fully responsive to law maker and community concerns and prepared for restrictions or requirements that could increase project costs and timelines or fully bar Meta from participating in certain markets. To prevent further regulatory headwinds, it is in Meta’s interest to prioritize sustainable data center development.

Reliance on methane gas and diesel increases fuel cost exposure: Fossil fuel reliance, whether through on-site diesel generators or utility supplied electricity, exposes Meta to inherently volatile fuel prices and rising cost risk, whereas renewable energy dramatically reduces fuel price exposure and offers more predictable, stable costs over time. Recent geopolitical conflicts — including the war in Iran, which has disrupted global oil flows and driven prices above $100 per barrel, as well as the earlier Ukraine war —underscore the persistent volatility of diesel and gas markets, highlighting the likelihood that future geopolitical tensions will continue to generate unpredictable and sustained fuel price shocks,19 which can be avoided through use of renewable energy.

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14 https://sepapower.org/large-load-tariffs-database/

15 https://www.datacenterbans.com

16 https://www.datacenterbans.com/state/indiana

17 https://www.congress.gov/bill/119th-congress/senate-bill/4214/text

18 https://www.washingtonpost.com/business/2026/01/06/data-centers-backlash-impact-local-communities-opposition/; https://www.politico.com/news/2026/04/22/data-center-moratorium-a-fault-line-in-dem-primaries-00871370?nid=0000015a-dd3e-d536-a37b-dd7fd8af0000&nname=playbook-pm&nrid=0000014e-f10a-dd93-ad7f-f90fbec00001

19 https://www.nytimes.com/2026/03/10/business/energy-environment/jet-fuel-diesel-airlines-truckers-iran.html

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2026 Proxy Memo Meta Platforms Inc| Disclose Climate Transition Plan for Data Centers

2. Meta’s Disclosures Do Not Address How Meta Will Reach Its Climate Commitments.

Meta’s total emissions from purchased electricity (Scope 2, location-based) skyrocketed nearly 150% between 2019 and 2024.20 In addition to raising community pollution concerns that must be addressed, this increase has raised investor concern that Meta will not reach its net-zero goal or other emission reduction targets. While Meta discloses certain sustainability initiatives related to the operation and powering of its data centers,21 it is unclear how these efforts collectively support a credible pathway to net-zero emissions. Investors are seeking a forward-looking roadmap that clarifies the expected emissions impact associated with its decarbonization strategies, associated timelines and interim milestones, the relative contribution of each strategy toward the net-zero target, and how these plans would adapt under different demand, technology, and policy scenarios. The following examples demonstrate how Meta’s current disclosures do not meet this expectation.

Unclear role of renewable energy certificates (RECs): One of Meta’s primary strategies for reaching net-zero emissions is matching 100% of its electricity use with renewable energy purchases.22 This approach relies heavily on RECs, which the Company buys to offset its use of fossil-based electricity from the power grid.23 The effectiveness of this strategy varies significantly depending on the quality and sourcing of RECs. In some cases, RECs may be purchased from projects in regions far from where electricity is consumed, creating a disconnect between energy use and clean energy generation, and limiting the impact of purchased RECs in actually decarbonizing the local grid.24

This disconnect is demonstrated in Louisiana where the local utility is building new gas plants specifically for Meta’s data center.25 Meta’s ability to claim “100% renewable energy” through REC purchases, even as its demand contributes to new fossil fuel generation, raises concern about the real-world impact of its strategy. While an equivalent amount of clean energy may have been created elsewhere through Meta’s REC purchases, the reality is that Meta’s data center is creating new GHG emissions that will add to a warming climate. As noted by a 2025 analysis of Meta’s renewable energy purchases, “the emissions avoided by [Meta’s] clean energy investments were, on average, lower than the emissions induced by data center load,”26 indicating that REC-based matching may not deliver emissions reductions equivalent to underlying electricity use. Meta further does not disclose the percentage of its REC purchases that are associated with purchase power agreements (PPAs), i.e., contracts that enable clean energy projects that would not otherwise be built, especially here in the U.S. where the majority of new power generation is already renewable. As a result, Meta’s current approach likely overstates its progress toward decarbonization while allowing absolute emissions to continue growing.

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20 Calculated from: https://sustainability.atmeta.com/wp-content/uploads/2024/08/Meta-2024-Sustainability-Report.pdf, Appendix C; https://sustainability.atmeta.com/wp-content/uploads/2025/10/Meta_2025-Environmental-Data-Index.pdf, Appendix B

21 https://sustainability.atmeta.com/data-centers/

22 https://tech.facebook.com/engineering/2021/4/renewable-energy/

23 The figure titled “Emission Reductions With Contractual Instruments” demonstrates how Meta applies renewable energy certificates to its total GHG emissions. https://sustainability.atmeta.com/wp-content/uploads/2025/08/Meta_2025-Sustainability-Report_.pdf, p.17

24 https://www.washingtonpost.com/climate-environment/2023/06/21/renewable-energy-credits-certificates-greenwashing/

25 https://www.bloomberg.com/news/articles/2026-03-27/meta-funds-seven-entergy-gas-plants-to-power-biggest-data-center

26 https://watttime.org/wp-content/uploads/2025/06/WattTime-Meta-Emissions-Accounting-Case-Study-vFinal-202505b.pdf, p.19

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2026 Proxy Memo Meta Platforms Inc| Disclose Climate Transition Plan for Data Centers

Investors are therefore seeking greater transparency into how Meta’s renewable energy strategy will evolve given its growing emissions from electricity use — specifically, how the Company plans to transition from REC-based emissions accounting to directly powering its data centers with carbon-free energy in a way that delivers real, absolute emissions reductions consistent with its 2030 net-zero target.

3. Meta Can Power Its Data Center Operations through Clean Energy.

Decarbonizing Meta’s data center operations is critical to achieving its net-zero goal, while also reducing its contribution to systemic climate risk and the localized community impacts associated with polluting energy sources. The technical and economic pathways to do so are increasingly viable. Game-changing strides have been made in the availability of low-cost, renewable energy and battery storage. In 2025, 96% of the new electric generation capacity added to the U.S. grid was from renewables and storage, demonstrating that clean energy is deployable at scale.27

Meanwhile, fossil fuel generation is becoming less attractive not only based on volatile fuel costs but because new gas capacity is often constrained by longer development timelines – frequently exceeding five years for turbine deployment – which limit its ability to meet near-term load growth.28

An alternative approach is meeting data center demand through a portfolio approach — combining renewable generation, battery storage, demand response, flexible load management, and/or ongoing improvements in compute efficiency — rather than defaulting to new fossil fuel capacity.29

A growing set of examples demonstrates that data centers can be powered entirely by clean electricity. Most recently, Alphabet announced its funding of 1,900 megawatts of new wind, solar, and energy storage, along with the necessary grid infrastructure, to fully power a planned data center in Minnesota.30 These types of arrangements are increasingly possible because of clean transition tariffs, which allow large customers like data center developers to directly procure and finance carbon-free power from utilities.31 Meta’s peers are also providing greater transparency into how they will meet their climate commitments given expanding data center footprints. Alphabet has disclosed plans to flexibly operate some of its data centers during peak load periods – a key strategy to avoid further development of new fossil fuel power generation which is often only built to meet the few hours of peak demand.32 Microsoft has committed to diesel-free backup generators.33

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27 https://www.canarymedia.com/articles/clean-energy/chart-96-percent-of-new-us-power-capacity-was-carbon-free-in-2024

28 https://www.utilitydive.com/news/5-year-waits-and-rising-costs-how-demand-is-redefining-the-gas-turbine-mar/813385/

29 https://elpc.org/projects/powering-data-centers-with-clean-energy/

30 https://www.reuters.com/business/energy/xcel-energy-power-new-google-data-center-minnesota-2026-02-24/

31 https://rmi.org/new-ways-to-power-data-centers-and-other-large-energy-users/

32 https://blog.google/innovation-and-ai/infrastructure-and-cloud/global-network/demand-response-data-center-milestone/

33 https://datacenters.microsoft.com/globe/powering-sustainable-transformation/

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2026 Proxy Memo Meta Platforms Inc| Disclose Climate Transition Plan for Data Centers

Given Meta’s rising emissions from powering its data centers and the ability to directly power them with clean energy, investors ask the Company to disclose how it plans to reduce its emissions from data centers in line with its 2030 net-zero target.

RESPONSE TO META’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Unclear role of nuclear power at data centers: In its opposition statement and sustainability disclosures, Meta states it is planning to integrate nuclear into its carbon-free power solutions by 2035.34 While modern nuclear technology like small modular reactors (SMRs) could eventually provide reliable clean power for data centers, this timeline does not align with Meta’s immediate power needs for data centers or its 2030 net-zero goal. As a result, nuclear does not solve the problem that high carbon energy infrastructure is being built now to serve Meta’s data centers. Such high carbon infrastructure will be in operation for at least 30-40 years. Nuclear energy is unlikely to play a meaningful role in meeting the Company’s power needs this decade, creating a gap between stated ambitions and actual, on the ground impacts. Without greater clarity on how near-term energy demand will be met with carbon-free resources, investors lack visibility into the feasibility of Meta’s 2030 net-zero commitment.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #9 requesting Meta issue a report explaining how it will reach its climate commitments given its growing energy demand for its AI data centers.

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For questions, please contact Kelly Poole, As You Sow, kpoole@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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34 https://about.fb.com/news/2026/01/meta-nuclear-energy-projects-power-american-ai-leadership/

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